EXHIBIT 21.1

SUBSIDIARIES OF CONTINENTAL AIRLINES
As of February 17, 2010

Name of Subsidiary	Jurisdiction of Incorporation or Organization

Air Micronesia, Inc.	Delaware
CAL CARGO, S.A. de C.V.	Mexico
CALFINCO Inc.	Delaware
Century Casualty Company	Vermont
Continental Airlines de Mexico, S.A.	Mexico
Continental Airlines Domain Name Limited	England
Continental Airlines Finance Trust II	Delaware
Continental Airlines Fuel Purchasing Group, LLC	Delaware
Continental Airlines, Inc. Supplemental Retirement Plan for Pilots Trust Agreement	Delaware
Continental Airlines Purchasing Holdings LLC	Delaware
Continental Airlines Purchasing Services LLC	Delaware
Continental Express, Inc.	Delaware
Continental Micronesia, Inc.	Delaware
Presidents Club of Guam, Inc.	Delaware